15048645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 0 2 2015
WASH., D.C.
404

SEC FILE NUMBER
8-28527

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dunham & Associates Investment Counsel, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10251 Vista Sorrento Parkway, Suite 200
(No. and Street)

San Diego (City) CA (State) 92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise S. Iverson (858) 964-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants, A Professional Corporation
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500 (Address) San Diego (City) CA (State) 92108 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

OATH OR AFFIRMATION

I, Denise S. Iverson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dunham & Associates Investment Counsel, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARGARET WRTAZA
Commission # 2077476
Notary Public - California
San Diego County
My Comm. Expires Aug 9, 2018

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

Subscribed and ~~sworn~~ to (or affirmed) before me on this 26 day of February, 2015, by
Date *Month* *Year*

(1) Denise S. Iverson

~~(and (2) ____________________),~~

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

MARGARET WRTAZA
Commission # 2077476
Notary Public - California
San Diego County
My Comm. Expires Aug 9, 2018

Signature Margaret Wrtaza
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________ **Document Date:** ________

Number of Pages: _____ **Signer(s) Other Than Named Above:** ____________

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

For the Years Ended December 31, 2014 and 2013

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
Years Ended December 31, 2014 and 2013

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

We have audited the accompanying financial statements of Dunham & Associates Investment Counsel, Inc. (a California corporation) (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Dunham & Associates Investment Counsel Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Dunham & Associates Investment Counsel, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of Dunham & Associates Investment Counsel, Inc.'s financial statements. The supplemental information is the responsibility of Dunham & Associates Investment Counsel, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF

San Diego, California
February 27, 2015

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

Report on the Financial Statements

We have audited the accompanying financial statements of Dunham & Associates Investment Counsel, Inc. (the "Company") which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dunham & Associates Investment Counsel, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in Schedules I, II, III and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III and IV is fairly stated in all material respects in relation to the financial statements as a whole.

PKF

San Diego, California
February 27, 2014

PKF
Certified Public Accountants
A Professional Corporation

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2014 and 2013

ASSETS

	2014	2013
Current assets:		
Cash	$ 1,912,133	$ 1,485,097
Accounts receivable	737,504	1,474,493
Receivables from related parties	2,219,842	1,771,199
Prepaids and other assets	314,706	253,613
Total current assets	5,184,185	4,984,402
Investments held to maturity	877,725	930,026
Furniture, fixtures and equipment, net of accumulated depreciation of $554,113 and $508,686	114,685	58,107
Total assets	$ 6,176,595	$ 5,972,535

LIABILITIES AND SHAREHOLDER'S EQUITY

	2014	2013
Current liabilities:		
Accounts payable	$ 584,463	$ 694,056
Accrued liabilities	720,155	608,338
Total current liabilities	1,304,618	1,302,394
Contingencies (Note 8)		
Shareholder's equity:		
Common stock, no par value; 100,000 shares authorized, issued and outstanding	1,990	1,990
Additional paid-in capital	1,723,717	1,723,717
Retained earnings	3,146,270	2,944,434
Total shareholder's equity	4,871,977	4,670,141
Total liabilities and shareholder's equity	$ 6,176,595	$ 5,972,535

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2014 and 2013

	2014	2013
Revenues:		
Investment advisory services and fees	$ 10,416,918	$ 10,046,359
Brokerage and mutual fund commissions	351,470	258,260
Interest and other income	282,617	288,408
Total revenues	11,051,005	10,593,027
Expenses:		
Salaries and benefits	4,461,446	3,605,241
General, administrative and selling	4,682,923	4,374,869
Total expenses	9,144,369	7,980,110
Net income before taxes	1,906,636	2,612,917
Benefit (provision) for income taxes	15,200	(39,800)
Net income	$ 1,921,836	$ 2,573,117

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the Years Ended December 31, 2014 and 2013

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance, December 31, 2012	100,000	$ 1,990	$ 1,723,717	$ 1,366,317	$ 3,092,024
Shareholder distributions	–	–	–	(995,000)	(995,000)
Net income	–	–	–	2,573,117	2,573,117
Balance, December 31, 2013	100,000	1,990	1,723,717	2,944,434	4,670,141
Shareholder distributions	–	–	–	(1,720,000)	(1,720,000)
Net income	–	–	–	1,921,836	1,921,836
Balance, December 31, 2014	100,000	$ 1,990	$ 1,723,717	$ 3,146,270	$ 4,871,977

The accompanying notes are an integral part of the financial statements.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2014 and 2013

	2014	2013
Cash flows from operating activities:		
Net income	$ 1,921,836	$ 2,573,117
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	45,427	47,715
Accretion of discount on investments	(20,915)	(20,598)
Change in assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable	736,989	(673,432)
Receivables from related parties	(448,643)	(1,184,250)
Prepaids and other assets	(61,093)	24,502
Increase (decrease) in liabilities:		
Accounts payable	(109,593)	225,325
Accrued liabilities	111,817	(150,219)
Net cash provided by operating activities	2,175,825	842,160
Cash flows from investing activities:		
Purchases of investments	–	(541,305)
Sales of investments	73,216	98,246
Purchases of furniture, fixtures and equipment	(102,005)	(58,972)
Net cash used in investing activities	(28,789)	(502,031)
Cash flows from financing activities:		
Repayments of note receivable	–	15,000
Shareholder distributions	(1,720,000)	(995,000)
Net cash used in financing activities	(1,720,000)	(980,000)
Net increase (decrease) in cash	427,036	(639,871)
Cash at beginning of year	1,485,097	2,124,968
Cash at end of year	$ 1,912,133	$ 1,485,097

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$ –	$ –
Income taxes	$ –	$ –

The accompanying notes are an integral part of the financial statements.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Dunham & Associates Investment Counsel, Inc. (the "Company") was incorporated in California in 1982 and is registered with the Securities and Exchange Commission ("SEC") as a Registered Investment Adviser and the Financial Industry Regulatory Authority ("FINRA") as a securities broker/dealer.

The Company serves as investment adviser to and distributor of a series of registered investment company shares or mutual funds (the "Dunham Funds"). As such, the Company earns investment advisory fees and receives commissions (12b-1 fees) on the sales of certain classes of shares. The Company also earns advisory fees from asset allocation and wrap fee programs utilizing no-load or load-waived share classes of the Dunham Funds. The Company also serves as investment adviser for certain clients for which Dunham Trust Company, an affiliate, serves as Trustee.

The Company earned fees by providing financial advisory and asset management services to the Dunham Commercial Mortgage Fund, LP (the "Commercial Mortgage Fund"), a California limited partnership, of which Asset Managers, Inc. ("Asset Managers"), an affiliate, was the General Partner. The Commercial Mortgage Fund was closed during 2014 thereby eliminating any future advisory fees earned by the Company from this Fund.

The Company previously earned fees by providing financial advisory, asset management and distribution services to three California limited partnerships, the D&A Mortgage Funds ("Mortgage Funds"), of which Asset Managers is the General Partner. In April 2009, a majority of the limited partners of the Mortgage Funds approved to begin an orderly liquidation of the Mortgage Funds due to the continuing difficult economic environment and challenging real estate and credit markets impacting the Mortgage Funds and their borrowers, thereby eliminating any future placement fees and advisory fees earned by the Company from the Mortgage Funds.

Recognition of Revenue

The Company, as investment advisor, earns monthly advisory fees from the Dunham Funds based on the average monthly net asset value of each fund. The fee varies by fund and ranges from 0.50% to 0.65% on an annualized basis.

The Company, as program sponsor, has entered into agreements with various financial advisers choosing to use the Company's asset allocation and advisory wrap fee programs ("Asset Allocation Programs"). The Asset Allocation Programs use the Dunham Funds – Class N or A Shares. The Company earns advisory fees based either on the performance of the underlying accounts or on a flat percentage fee basis, subject to the Asset Allocation Program selected, the financial adviser's choice and the qualification of the client. Advisory fees are earned monthly and collected quarterly. A portion of the advisory fees are in turn paid to the financial advisers. Advisory fees are recognized to revenue when earned.

The Company has entered into contracts with various broker/dealers to sell, through registered sales representatives, shares of the Dunham Funds – Class C and A Shares. The Company receives compensation monthly in the form of 12b-1 fees on the sales of such shares, a portion of which is in turn paid to the participating broker/dealers. Such fees are recognized to revenue when earned.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Recognition of Revenue, Continued

The Company earned advisory fees from the Commercial Mortgage Fund calculated as a percentage of the monthly interest distribution to investors. These fees were recorded monthly when earned. As discussed above, the Company no longer receives fees related to the Commercial Mortgage Fund or the Mortgage Funds.

Accounts Receivable and Allowances for Uncollectible Accounts

Accounts receivable are stated at the historical carrying amount. The Company establishes an allowance for uncollectible accounts, if required, based on historical experience and any specific customer collection issues that the Company has identified. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined that the balance will not be collected.

Investments

The Company accounts for its investments in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320, *Investments - Debt and Equity Securities*, which requires investments to be classified into the following three categories: held-to-maturity, trading, or available for sale. Held-to-maturity securities are presented at amortized cost. Trading securities are reported at fair value and unrealized gains and losses on trading securities are included in earnings. Available-for-sale securities are reported at fair value and unrealized gains and losses on available-for-sale securities are reported in a separate component of shareholder's equity. Securities that the Company both positively intends and has the ability to hold to maturity are classified as securities held to maturity.

Fair Value of Financial Instruments

Generally accepted accounting principles in the United States requires the use of fair values in determining the carrying values of certain assets and liabilities in the financial statements, as well as for specific disclosures about certain assets and liabilities.

Accounting guidance established a fair value hierarchy that prioritizes the inputs to these valuation techniques used to measure fair value giving preference to quoted prices in active markets (level 1) and the lowest priority to unobservable inputs such as a reporting entity's own data or information or assumptions developed from this data (level 3). Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, observable inputs other than quoted prices, such as interest rates and yield curves, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

NOTE 1 - OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are carried at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets, which is generally five years. Depreciation expense for the years ended December 31, 2014 and 2013 was $45,427 and $47,715, respectively, and is included in general, administrative and selling expense. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company, as a wholly-owned subsidiary of an S corporation, has elected to be treated as a qualified subchapter S subsidiary (QSSS). As such, the Company is not treated as a separate corporation for tax purposes. Instead, all its assets, liabilities, and items of income, deduction and credit are treated as assets, liabilities and items of its S corporation parent, which, in general, will accrue directly to its shareholders. The S corporation pays a California franchise tax of 1.5%. For financial reporting purposes, the Company computes its tax liability on a separate return basis and may reduce its liability to that of the combined return upon filing of the return. Accordingly, no provision for federal income taxes is included in the financial statements and a benefit of $15,200 and an expense of $39,800 is recorded for California state taxes for the years ended December 31, 2014 and 2013, respectively.

The Company adopted the application of uncertain tax positions of FASB ASC 740, *Income Taxes*, during 2009. The standard addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2014 and 2013, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2014 and 2013, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to December 31, 2011.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company currently maintains its bank accounts at one financial institution located in California. The accounts at this bank are insured by the Federal Deposit Insurance Corporation up to applicable limits. At December 31, 2014 and 2013, the Company's uninsured cash balances totaled $1,662,033 and $1,234,997, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions that are financially stable and monitors such institutions on an ongoing basis.

NOTE 3 - INVESTMENTS

The Company periodically invested its excess cash in limited partner units of one or more of the Mortgage Funds, which historically maintained a constant net asset value ("NAV"). At December 31, 2014 and 2013, the Company had investments of $601,544 and $625,674, respectively, in the D&A Daily Mortgage Fund III, L.P. (the "Daily Mortgage Fund"), which was available for redemption daily. During 2013, the Company received $1,104,224 of the Daily Mortgage Fund at a discount of $562,919 from an investor in the Daily Mortgage Fund in settlement of an arbitration dispute (also see Note 8). The discount is recognized in income relative to cash flows received from redemptions. At December 31, 2014 and 2013, the Company had investments of $276,181 and $304,352, respectively, in the D&A Semi-Annual Mortgage Fund III, L.P. (the "Semi-Annual Mortgage Fund"), which was available for redemption twice a year. As discussed in Note 1, the Mortgage Funds began an orderly liquidation in April 2009. Further, effective December 31, 2012, the Mortgage Funds lowered their respective NAVs pursuant to a Modification Proposal approved by a majority of the limited partners in each Mortgage Fund. The revised NAVs should allow for faster liquidation and return of capital, but with the trade off of receiving less than 100% of the amounts invested. At December 31, 2012, the Company wrote down to fair market value the Company's investments in the Mortgage Funds. The Mortgage Funds will continue to manage their investments and make pro-rata capital distributions to all limited partners as cash becomes available. The Company does not know how much of its investments in the Mortgage Funds will be available for redemption during 2015.

The following table summarizes the investments held to maturity by classification:

Description	Cost at December 31, 2014	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage Funds				
Daily Mortgage Fund	$ 601,544	$ 521,406	$ -	$ 1,122,950
Semi-Annual Mortgage Fund	276,181	-	-	276,181
Total	$ 877,725	$ 521,406	$ -	$ 1,399,131

Description	Cost at December 31, 2013	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage Funds				
Daily Mortgage Fund	$ 625,674	$ 542,321	$ -	$ 1,167,995
Semi-Annual Mortgage Fund	304,352	-	-	304,352
Total	$ 930,026	$ 542,321	$ -	$ 1,472,347

NOTE 3 - INVESTMENTS, Continued

The Mortgage Funds were valued at cost at year end. The NAVs of the Mortgage Funds are determined by the General Partner and are based on the estimated fair value of the underlying net assets held by the Mortgage Funds. The Mortgage Funds do not record loans at fair value on a recurring basis, but uses fair value measurements of collateral security in the determination of its allowance for loan losses. The fair value of the underlying net assets in the Mortgage Funds is determined using the sales comparison, income and other commonly used valuation approaches. The NAV of the investments are based on the fair value of the underlying net assets held by the Mortgage Funds. No allowance for potential credit losses was considered necessary at December 31, 2014 and 2013.

NOTE 4 - ACCOUNTS RECEIVABLE

Accounts receivable consists of advisory fees receivable from clients, billed and collected quarterly. There is no allowance for uncollectible accounts required on these balances as of December 31, 2014 and 2013.

NOTE 5 - ACCRUED LIABILITIES

Accrued liabilities at December 31, 2014 and 2013 were as follows:

	2014	2013
Payroll and related taxes	$ 470,544	$ 354,783
Vacation	179,913	167,332
Audit and tax	17,698	17,423
Other	52,000	68,800
	$ 720,155	$ 608,338

NOTE 6 - NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. At December 31, 2014 and 2013, the amount of net capital, as defined, exceeds the minimum amount required by $926,684 and $411,166, respectively, and its ratio of aggregate indebtedness to net capital is 1.11 to 1 and 1.97 to 1, respectively.

The Company is exempt from the provisions of SEC Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) as an introducing broker that carries no margin accounts, does not otherwise hold funds or securities of customers and effectuates financial transactions through bank accounts designated as Special Accounts for the Exclusive Benefit of Customers. Operating as such, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company earns advisory, commissions and other fees related to the Dunham Funds and for services as discussed in Note 1. For the years ended December 31, 2014 and 2013, these fees amounted to $6,585,570 and $5,683,151, respectively. As of December 31, 2014 and 2013, the Company has a receivable balance of $631,568 and $623,897, respectively, which is included in receivables from related parties. In conjunction with earning the above fees, the Company pays commissions and other expenses to participating broker/dealers and service providers. For the years ended December 31, 2014 and 2013, these amounts were $483,773 and $424,211, respectively.

The Company shares certain expenses and services of employees with affiliates. Such costs are allocated and charged to the Company and to the affiliates based on agreed upon estimates of each affiliate's usage and/or benefit of such expenses and services except for bonus expense, if any, which is allocated to each company based on net income. Total allocable expenses of the Company and the affiliates were $7,882,915 and $7,168,867 for the years ended December 31, 2014 and 2013, respectively, of which $1,568,894 and $1,806,374 were allocated to or paid directly by affiliates. The reimbursements from affiliates were offset against the Company's related operating expenses. The Company may also make advances, which are unsecured and noninterest bearing, to its affiliates. As of December 31, 2014 and 2013, the Company has a receivable balance of $1,588,273 and $1,147,302, respectively, from affiliates for allocable expenses and advances which is included in receivables from related parties.

NOTE 8 - CONTINGENCIES

The lease for the facility in which the Company is located is held by an affiliate. The Company pays a portion of the total lease expense based on management's calculation of shared overhead expenses as discussed in Note 7.

The Company, along with certain affiliates and/or officers, has received various letters with complaints and/or threats of potential legal action primarily related to clients invested in the Mortgage Funds. The Company has been named in six arbitrations, four of which were subsequently dismissed or withdrawn, one was heard and resolved in 2011, and the remaining arbitration was heard in 2013. The 2013 award required the Company to pay claimant $541,305 plus interest at 4% from August 15, 2013 until paid with claimant subsequently required to relinquish claimant's ownership of units in the Daily Mortgage Fund to the Company.

NOTE 9 - EMPLOYEE BENEFIT PLAN

The Company offers a retirement savings 401(k) plan covering all eligible employees. The plan provides for voluntary employee contributions up to a dollar limit prescribed by law and the Company may make discretionary matching contributions to the plan. There was no Company contribution to the plan for the years ended December 31, 2014 and 2013.

NOTE 10 - SUBSEQUENT EVENT

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 27, 2015.

SUPPLEMENTARY INFORMATION

SCHEDULE I

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1
December 31, 2014 and 2013

	2014	2013
Net worth	$ 4,871,977	$ 4,670,141
Less:		
Non-allowable assets:		
Accounts receivable	737,504	1,474,493
Investments	877,725	930,026
Receivables from related parties	1,650,573	1,292,636
Prepaid and other assets	314,806	253,713
Furniture, fixtures and equipment	114,685	58,107
Total non-allowable assets	3,695,293	4,008,975
Other deductions	-	-
Net capital	$ 1,176,684	$ 661,166
Aggregate indebtedness		
Items included in statements of financial condition		
Accounts payable	$ 584,463	$ 694,056
Accrued liabilities	720,155	608,338
Total aggregate indebtedness	$ 1,304,618	$ 1,302,394
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness or $250,000, whichever is greater)	$ (250,000)	$ (250,000)
Net capital in excess of amount required	$ 926,684	$ 411,166
Net capital less greater than 10% of aggregate Indebtedness or 120% of $250,000	$ 876,684	$ 361,166
Ratio: Aggregate indebtedness to net capital	1.11 to 1	1.97 to 1

SCHEDULE II

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 TO AMOUNTS PREVIOUSLY REPORTED
December 31, 2014 and 2013

	2014	2013
Net capital as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$ 1,176,684	$ 661,166
Adjustments	-	-
Net capital as reported on the Company's FOCUS report and on Schedule I	$ 1,176,684	$ 661,666
Aggregate indebtedness as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$ 1,304,618	$ 1,302,394
Adjustments	-	-
Aggregate indebtedness as reported on the Company's FOCUS report and on Schedule I	$ 1,304,618	$ 1,302,394

SCHEDULE III

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
December 31, 2014 and 2013

		2014	2013
State the market valuation and number of items:			
1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	NONE	NONE
	Number of items	NONE	NONE
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	NONE	NONE
	Number of items	NONE	NONE

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.

SCHEDULE IV

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
December 31, 2014 and 2013

	2014	2013
Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$ –	$ –
Monies borrowed collateralized by securities carried for the accounts of customers	–	–
Monies payable against customers' securities loaned	–	–
Customers' securities failed to receive	–	–
Credit balances in firm accounts attributable to principal sales to customers	–	–
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	–	–
Market value of short security count differences over 30 calendar days	–	–
Market value of short securities and credits in all suspense accounts over 30 calendar days	–	–
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	–	–
Debit balances:		
Debit balances in customers' accounts, excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	–	–
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	–	–
Failed to deliver of customers' securities not older than 30 calendar days	–	–
Excess of total credits over total debits	$ –	$ –

The Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(i). The Company does not carry customer accounts; therefore, they are not required to compute reserve requirements in Part II of Form X-17A-5.

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.

REPORT ON EXEMPTION PROVISIONS

REPORT PURSUANT TO PROVISIONS OF 17 C.F.R. § 15c3-3(k)

FOR THE YEAR ENDED JANUARY 1, 2014 TO DECEMBER 31, 2014

PKF

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Dunham & Associates Investment Counsel, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Dunham & Associates Investment Counsel, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Dunham & Associates Investment Counsel, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (ii) (the "exemption provisions") and Dunham & Associates Investment Counsel, Inc. stated that Dunham & Associates Investment Counsel, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Dunham & Associates Investment Counsel, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board ("United States") and, accordingly, included inquiries and other required procedures to obtain evidence about Dunham & Associates Investment Counsel, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF

San Diego, California
February 27, 2015

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

DUNHAM
& ASSOCIATES

WHEN PERFORMANCE COUNTS

Dunham & Associates Investment Counsel, Inc.
Member FINRA/SIPC
P.O. Box 910309
San Diego, CA 92191
10251 Vista Sorrento Parkway, Suite 200
San Diego, CA 92121

Phone: (858) 964-0500
(800) 442-4358
Fax: (858) 964-0505
www.dunham.com

February 20, 2015

PKF
2020 Camino del Rio N, Suite 500
San Diego, CA 92108

RE: SEA Rule 17a-5 Exemption Report

We, as members of management of Dunham & Associates Investment Counsel, Inc. (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities and Exchange Act of 1934 (SEA). Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an "Exemption Report" prepared by an independent public accountant based upon a review of assertions provide by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the Possession or Control and Reserve Requirement provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3 (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2014.

The above statements are made to the best knowledge and belief of the Company. This report is intended solely for the information and use of the Independent Public Accountant, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on SEA Rule 17a-5(d)(4) in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

By:

Denise S. Iverson, CPA
CFO
February 20, 2015

DUNHAM & ASSOCIATES INVESTMENT COUNSEL, INC.

REPORT ON THE SIPC ANNUAL ASSESSMENT

PURSUANT TO RULE 17a-5(e)(4)

FOR THE YEAR ENDED DECEMBER 31, 2014

PKF

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON THE COMPANY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Dunham & Associates Investment Counsel, Inc.
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Dunham & Associates Investment Counsel, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specified parties of report, solely to assist you and the other specified parties in evaluating Dunham & Associates Investment Counsel, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Dunham & Associates Investment Counsel, Inc.'s management is responsible for the Dunham & Associates Investment Counsel, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by tracing listed assessment payments to amounts clearing on original bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by reviewing the Company's accounting records and internal financial information, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Company's accounting records and internal financial information supporting the adjustments, noting no differences.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 27, 2015

PKF
Certified Public Accountants
A Professional Corporation

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*********3250******************************MIXED AADC 220
028527 FINRA DEC
DUNHAM & ASSOCIATES INVESTMENT COUNSEL INC
10251 VISTA SORRENTO PKWY STE 200
SAN DIEGO CA 92121-3769

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Brian F. Kenny 858.964.050

2. A. General Assessment (item 2e from page 2) $ 11,070

B. Less payment made with SIPC-6 filed (exclude interest) (6,962)
7/30/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,108

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,108

G. PAID WITH THIS FORM: → wire transfer being sent
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,108

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dunham & Associates Investment Counsel, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20th day of February, 20 15.

C.F.O.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,051,005
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	6,622,969
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	6,622,969
2d. SIPC Net Operating Revenues	$ 4,428,036
2e. General Assessment @ .0025	$ 11,070 (to page 1, line 2.A.)